August 3, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.
20549-0405

Attention:	H. Roger Schwall
Assistant Director

Dear Mr. Schwall,

Reference: Your Response Letter Dated July 20, 2005 of the following:

Dynamic Oil & Gas, Inc. (“Dynamic”)
Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 0-17551

In your above-referenced letter, you requested a response from Dynamic within 10 business days (August 3, 2005). Mr. James Murphy of your office confirmed by telephone that Dynamic’s response could be filed on or about August 10, 2005.

I trust you find the foregoing to be in order.

Yours truly,

Dynamic Oil & Gas, Inc.

Per:	“signed”

Michael A. Bardell
Chief Financial Officer